UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Gilat Satellite Networks Ltd.

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(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share

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(Title of Class of Securities)

M51474118

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(CUSIP Number)

Richard P. Swanson, Esq.
York Capital Management Global Advisors, LLC
767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Robert E. Holton, Esq.

Stephanie G. Nygard, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2014

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M51474118	13D

1.	Name of Reporting Persons York Capital Management Global Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,166,348
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 5,166,348
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,166,348
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 Approximately 12.2%
14.	Type of Reporting Person (see instructions) IA

This Amendment No. 10 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed by JGD Management Corp., a Delaware corporation (“JGD”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2007, as amended by the Amendment No. 4 to Schedule 13D filed by JGD with the SEC on April 10, 2008 (the “Amendment No. 4”), the Amendment No. 5 to Schedule 13D filed by JGD with the SEC on June 3, 2009 (the “Amendment No. 5”), the Amendment No. 6 to Schedule 13D filed by JGD with the SEC on June 10, 2009 (the “Amendment No. 6”), the Amendment No. 7 to Schedule 13D filed jointly by JGD and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”), with the SEC on April 12, 2010 (the “Amendment No. 7”), the Amendment No. 8 to Schedule 13D filed by YGA with the SEC on September 20, 2011 (the “Amendment No. 8”) and the Amendment No. 9 to Schedule 13D filed by YGA with the SEC on February 5, 2014 (the “Amendment No. 9” and, together with the Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9, the “Prior Amendments”), in each case, relating to the ordinary shares, par value NIS 0.20 per share (the “Shares”), of Gilat Satellite Networks Ltd. (the “Company”). This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Prior Amendments. Capitalized terms used in this Amendment but not otherwise defined have the meaning ascribed to them in the Prior Amendments. The Prior Amendments are supplemented and amended as follows:

Item 2. Identity and Background

Item 2 of the Amendment No. 9 is hereby amended and restated in its entirety as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or, the “Reporting Person”), with respect to:

(i) 364,222 Shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 3,534,621 Shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”);

(iii) 191,523 Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”);

(iv) 410,749 Shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”);

(v) 355,343 Shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”); and

(vi) 309,890 Shares directly owned by an account managed by York Managed Holdings, LLC (“York Managed Holdings”) (such account, the “Managed Account”).

YGA, the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Credit Opportunities, York Credit Opportunities Master and Jorvik and the sole managing member of York Managed Holdings, exercises investment discretion over such investment funds and the Managed Account and accordingly may be deemed to have beneficial ownership over the Shares directly owned by such investment funds and the Managed Account.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, York Multi-Strategy and Jorvik. YGA is the sole managing member of Dinan Management.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic Holdings”), is the general partner of York Credit Opportunities and York Credit Opportunities Master. YGA is the sole managing member of York Credit Opportunities Domestic Holdings.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, and incorporated herein by reference.

(b) The principal business office address of each of YGA, York Capital, York Multi-Strategy, York Credit Opportunities, York Credit Opportunities Master, Jorvik, Dinan Management, York Credit Opportunities Domestic Holdings, York Managed Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, and incorporated herein by reference.

(c) YGA is a privately owned company having discretionary investment authority over certain investment funds and accounts for which affiliates (including those identified below in this Item 2(c)) act as general partner or manager.

Each of York Capital, York Multi-Strategy, York Credit Opportunities, York Credit Opportunities Master and Jorvik is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Multi-Strategy and Jorvik and the general partner or investment manager of five other private investment funds.

York Credit Opportunities Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Credit Opportunities and York Credit Opportunities Master and the investment manager of one other private investment fund.

York Managed Holdings is a privately owned limited liability company in the principal business of acting as manager of certain separately managed client investment accounts.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, and incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, and incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Amendment No. 9 is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the securities of the Company described in Item 5 of this Statement for investment purposes.

On September 17, 2014, the Reporting Person, on behalf of York Capital, York Multi-Strategy, York Credit Opportunities, York Credit Opportunities Master, Jorvik and the Managed Account (collectively, the “Seller Entities”), entered into an Agreement (the “Sale Agreement”) with Dov Baharav (the “Buyer”) pursuant to which the Seller Entities will sell to the Buyer in the aggregate 849,182 Shares (the “Purchased Shares”) for an aggregate purchase price of US$4,203,451 (the “Purchase Price”) on the Effective Date (as defined below). The “Effective Date” is the business day, in New York and Israel, immediately following the day on which the Seller Entities notify the Buyer that they are ready to consummate the sale of the Purchased Shares for the Purchase Price, but in no event before September 21, 2014 or after October 21, 2014.

The preceding description of the Sale Agreement is a summary only and is qualified in its entirety by reference to a copy of the Sale Agreement included as an exhibit to this Amendment and incorporated herein by reference.

A Managing Director of YGA currently serves as a director on the board of directors of the Company and will resign from such position as of September 30, 2014.

Except as described above and below in Item 6, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Person reserves the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the Shares, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amendment No. 9 is hereby amended and restated in its entirety as follows:

(a) (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,166,348 Shares, which constitute approximately 12.2% of the issued and outstanding Shares.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 364,222 Shares, which constitute approximately 0.9% of the issued and outstanding Shares. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,534,621 Shares, which constitute approximately 8.3% of the issued and outstanding Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Multi-Strategy.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 191,523 Shares, which constitute approximately 0.5% of the issued and outstanding Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 410,749 Shares, which constitute approximately 1.0% of the issued and outstanding Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.

(vi) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 355,343 Shares, which constitute approximately 0.8% of the issued and outstanding Shares. As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by Jorvik.

(vii) York Managed Holdings may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 309,890 Shares, which constitute approximately 0.7% of the issued and outstanding Shares.

(viii) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named in Item 2(a) above.

The number of Shares beneficially owned and the percentage of outstanding Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for YGA, York Capital, York Multi-Strategy, York Credit Opportunities, York Credit Opportunities Master, Jorvik and York Managed Holdings are based on 42,459,061 Shares issued and outstanding as of May 28, 2014 as reported in the Company’s Report on Form 6-K furnished to the SEC on May 29, 2014.

(b) (i) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 5,166,348 Shares.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 364,222 Shares. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 364,222 Shares.

(iii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,534,621 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,534,621 Shares.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 191,523 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 191,523 Shares.

(v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 410,749 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 410,749 Shares.

(vi) Jorvik may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 355,343 Shares. As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 355,343 Shares.

(vii) York Managed Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 309,890 Shares.

(viii) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement, and incorporated herein by reference, has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Share.

(c) Except as described in Item 4 above, during the past sixty (60) days preceding the date of this Statement, the Reporting Person did not effect any transactions in the Shares.

(d) The right to receive dividends from, or the proceeds from the sale of, all Shares reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Multi-Strategy, York Credit Opportunities, York Credit Opportunities Master, Jorvik or the Managed Account, as the case may be, as the advisory clients of the Reporting Person. In accordance with Rule 13d-4 under the Exchange Act, the filing of this Statement shall not be construed as an admission that the Reporting Person or any other person named in this Statement is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the Shares reported in this Statement.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amendment No. 9 is hereby amended and restated in its entirety as follows:

The information provided in response to Item 2(a) and Item 4 above is incorporated herein by reference.

On September 17, 2014, the Reporting Person, on behalf of York Capital, York Multi-Strategy, York Credit Opportunities, York Credit Opportunities Master, Jorvik and the Managed Account (collectively, “York”), entered into an Agreement (the “Offer Agreement”) with FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership (collectively, “FIMI”), pursuant to which (i) FIMI undertook to make (by itself or together with any of its designees), a public “special tender offer” (as defined in Part 8, Chapter 2 of the Israeli Companies Law, 1999) on or prior to October 24, 2014, to acquire 5,166,348 Shares of the Company in consideration for a cash price of US$4.95 per share (the “Offer”), and (ii) York undertook to accept the Offer in respect of the 5,166,348 Shares held by it and not to offer or sell the Shares held by it to any other person until the expiration of the Offer.

York may terminate the Offer Agreement in the event that certain conditions related to the Offer are not satisfied, as described in the Offer Agreement.

The preceding description of the Offer Agreement is a summary only and is qualified in its entirety by reference to a copy of the Offer Agreement included as an exhibit to this Amendment and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Amendment No. 9 is hereby amended and restated in its entirety as follows:

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  September 18, 2014

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:          /s/ Richard P. Swanson

Richard P. Swanson

General Counsel

INDEX OF EXHIBITS

Exhibit No.	Description

1	Directors and Executive Officers of York Capital Management Global Advisors, LLC (incorporated by reference to the Reporting Person’s Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on February 5, 2014).

2	Agreement, dated September 17, 2014, by and among (1) York Capital Management Fund, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd., and (2) Dov Baharav.

3	Agreement, dated September 17, 2014, by and among (1) FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership, and (2) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd.